Exhibit 99.1

Date:	April 18, 2017

To:	All Ultratech Employees

From:	Arthur Zafiropoulo, Chairman & CEO, Ultratech, Inc.
John Peeler, Chairman & CEO, Veeco Instruments Inc.

Subject:	Acquisition Update

We are making good progress on the Veeco acquisition of Ultratech and would like to provide you with an update and some additional information. Necessary antitrust approvals have been received, our filings with the U.S. Securities and Exchange Commission are nearly complete and we expect to hold the Ultratech Shareholders meeting in late May, followed by the transaction completion within a few days.

We both remain excited about this transaction and believe it will result in increased growth, more opportunities and stability for our employees, and a company better prepared to serve our customers. Both Veeco and Ultratech are the market leaders in their key markets and both operate in cyclical markets that require substantial R&D investment with a worldwide sales and service infrastructure. By combining the companies, we expect to create new growth opportunities, have more diversified revenue streams, and be more cost effective.

We recently held a 3-day integration planning meeting in San Jose bringing together 40 people from both companies with a goal to develop strategies to accelerate growth and integrate processes and systems.

Teams from both companies came away with a very positive sense about the benefits of the combination. The table below lists just a few of the potential benefits for the combined companies:

Area	Veeco benefits from:	Ultratech benefits from:
Geographical Presence	Ultratech strength in Taiwan and Korea and certain key accounts in the US	Veeco strength in China and Europe
Market Position and Customer Relationships	Ultratech strength in Advanced Packaging and Front-End Semi markets	Veeco strength in LED, RF, MEMS and Scientific markets
More Comprehensive Solutions for Customers	Ultratech strength in Lithography, LSA, Superfast and ALD	Veeco strength in MOCVD, Ion-Beam Etch and Deposition, Single Wafer Wet Processing and MBE
Cost Reduction	Increased material purchasing power	Increased material purchasing power
Complementary Technical Leadership	Different expertise and approaches to technical leadership in Ultratech	Different expertise and approaches to technical leadership in Veeco
Systems and Processes	Ultratech ISO 14001 experience	Veeco Strategic Planning process and SAP system

While we believe there are benefits to this combination, we also recognize that some employees have concerns over job security and we would like to address this.

First, we believe that the vast majority of jobs will be required. In fact, we expect the combination to accelerate growth and create new individual opportunities. Nonetheless, Veeco is committed to treating all Ultratech employees fairly and, within the next few weeks, we will provide you with a clear statement of what to expect going forward.

Second, we have no plans to reduce anyone’s salary and we are planning to make equity awards in the form of Veeco restricted stock to all continuing employees in the near future.

More information will be provided in the coming weeks in the form of answers to Frequently Asked Questions on benefits and other topics. We are also planning to hold live call-in sessions in May where employees can ask questions and get answers.

We understand that this is a period of uncertainty for some employees, but we urge you to stay focused on your job and continue to do a great job for our customers and investors. We believe there are many positive things ahead for our company and employees.

Sincerely,

/s/ Art	/s/ John
Art	John

Additional Information and Where to Find It

In connection with the proposed acquisition by Veeco of Ultratech pursuant to the Agreement and Plan of Merger by and among Ultratech, Veeco and Ulysses Acquisition Subsidiary Corp., Veeco filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on March 13, 2017, which contains a preliminary proxy statement of Ultratech and a preliminary prospectus of Veeco, which preliminary proxy statement/prospectus will be mailed or otherwise disseminated to Ultratech’s stockholders when it becomes available. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements) because they will contain important information. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Veeco and Ultratech, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.Veeco.com or www.Ultratech.com.

Participants in Solicitation

Veeco, Ultratech and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Ultratech in connection with the proposed transaction. Information about Veeco’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 22, 2017 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 17, 2017. Information about Ultratech’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 1, 2017, and the proxy statements for its 2016 annual meeting of stockholders, which were filed with the SEC on June 10 and June 13, 2016. Investors may obtain more detailed information regarding the direct and indirect interests of Veeco, Ultratech and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward-Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning the proposed acquisition by Veeco of Ultratech, Ultratech’s and Veeco’s expected financial performance, as well as Ultratech’s and Veeco’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Ultratech may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. In addition, please refer to the documents that Veeco and Ultratech file with the SEC on Forms 10-K, 10-Q and 8-K. The filings by Veeco and Ultratech identify and address other important factors that could cause financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication.

All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. Neither Veeco nor Ultratech is under any duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.